*KW 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


13030557

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2012** and ending **December 31, 2012**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
River Branch Capital LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
300 N. LaSalle Street, Suite 200
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Wilson (312) 244 0900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601-5927
(City)	(State)	(Zip Code)

SEC
Mail Processing
MAR 01 2013
Washington DC
405

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Michael J. Wilson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of River Branch Capital LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


OFFICIAL SEAL
MARY ALYS SZCZEPANSKI
Notary Public - State of Illinois
My Commission Expires Dec 14, 2014

Signature

CFO

Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

RIVER BRANCH CAPITAL LLC
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2012



BAKER TILLY

Candor. Insight. Results.

RIVER BRANCH CAPITAL LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2012

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

RIVER BRANCH CAPITAL LLC

TABLE OF CONTENTS



Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Member of
River Branch Capital LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of River Branch Capital LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of River Branch Capital LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 21, 2013

RIVER BRANCH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 175,055
Prepaid expenses	1,250
TOTAL ASSETS	$ 176,305

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Unearned client retainers	$ 50,000
MEMBER'S EQUITY	126,305
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 176,305

See notes to statement of financial condition.

RIVER BRANCH CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

NOTE 1 - Nature of Operations

River Branch Capital LLC (the Company) was formed on November 3, 2009 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with River Branch Holdings LLC (the Member) on January 20, 2010. River Branch Holdings LLC is the sole member of the Company. The Company was approved as a FINRA/SEC member firm on September 15, 2010. As a registered securities broker-dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company considers its money market account to be cash equivalents. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Advisory Fees

Advisory fees include investment advisory fees and fees earned from providing merger-and-acquisition and financial restructuring advisory services. These fees are recognized as earned on a pro-rata basis over the term of the contract or activity. A portion of this revenue relates to success based fees which are recognized only after they have been earned.

Accounts Receivable

Accounts receivable are stated at fair market value. The Company evaluates each customer's credit worthiness on a case-by-case basis. Management reviews accounts regularly and extension of credit is suspended when the collection of the existing account balance is considered questionable. Accounts are written off after all collection efforts have failed. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. As of December 31, 2012, there was no accounts receivable balance. Past due amounts on accounts receivable are not subject to interest charges.

Unearned Client Retainers

Amounts received as retainers for professional services are recorded as a liability of the Company until such time as the professional services have been performed.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of operation. The Company did not have any uncertain tax positions for the year ended December 31, 2012. Income tax returns for the years ended December 31, 2009 through 2012 remain open, and are subject to review by applicable tax authorities.

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 21, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Related Party Transactions

By agreement, the Company pays a management fee to its Member, payable every calendar quarter. The Member pays all compensation and certain costs and expenses of the Company's operations. Total management fees paid during the year ended December 31, 2012 amounted to $1,140,000. There were no outstanding amounts due to or from the Member as of December 31, 2012.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $125,055 which was $120,055 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended December 31, 2012 was 0.40 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2012 FOCUS filings.

an independent member of
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